UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Jack in the Box Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
466367109
(CUSIP Number)
(Date of Event Which Requires
Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	466367109	13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William P. Stiritz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) (*)
	(b) ( )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ( ) (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON

	IN

Item 1(a). Name of Issuer
     Jack in the Box Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
     9330 Balboa Avenue
     San Diego, California 92123
Item 2(a). Name of Person Filing
     William P. Stiritz
Item 2(b). Address of Principal Business Office or, if None, Residence
     790 Briar Hill Road
     Belleville, Illinois 62223
Item 2(c). Citizenship
     USA
Item 2(d). Title of Class of Securities
     Common stock, par value $0.01 per share
Item 2(e). CUSIP Number
     466367109
Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
  If this statement is filed pursuant to Rule 13d-1(c), check this box ☐
Item 4. Ownership.
(a)	Amount beneficially owned:

0

(b)	Percent of class:

0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5. Ownership of Five Percent or Less of a Class.
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (✓).
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
  Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
  Not applicable.

Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.
SIGNATURE
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

December 7, 2010

Date

/s/ William P. Stiritz

Signature

William P. Stiritz

Name/Title

5